March 17, 2010

VIA FACSIMILE AND U.S. MAIL

William L. Gipson
President and Chief Executive Officer
The Empire District Electric Company
602 S. Joplin Avenue
Joplin, MO 64801

> **Re:** **The Empire District Electric Company**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 20, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 6, 2009**
> **File No. 001-03368**

Dear Mr. Gipson:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director